Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated December 3, 2009 entitled “Ultrapar announces the signing of a new shareholders’ agreement of Ultra S.A., its controlling company”
2.	Shareholders’ Agreement of Ultra S.A. - Participações

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Ultrapar announces the signing of a new shareholders’ agreement of Ultra S.A., its controlling company

São Paulo, December 3rd, 2009 – A ULTRAPAR PARTICIPAÇÕES S.A. (BM&FBOVESPA:UGPA4 / NYSE:UGP) hereby announces that the shareholders of its controlling company, Ultra S.A. Participações (“Ultra S.A.”), have entered into a new shareholder’s agreement (“2009 Shareholders’ Agreement”) that replaces the previous shareholders’ agreement, whose term would expire in December 16th, 2009.

The terms and conditions of the 2009 Shareholders’ Agreement are substantially the same as those of the previous agreement. The 2009 Shareholders’ Agreement is effective as of today for a two-year term, and may be renewed upon unanimous consent or be terminated upon deliberation by shareholders representing at least 80% (eighty percent) of the common shares issued by Ultra S.A..

The complete version of the 2009 Shareholders’ Agreement is available at Ultrapar’s website and has been filed with the São Paulo Stock Exchange (BM&FBovespa), the Brazilian Securities Exchange Commission (CVM) and the US Securities and Exchange Commission.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Item 2

SHAREHOLDERS’ AGREEMENT OF
ULTRA S.A. - PARTICIPAÇÕES

Under the present Shareholders’ Agreement Instrument, the “Agreeing Parties”, henceforward, collectively thus designated:

I - ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of identity card nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, resident and domiciled at Rua Jean Sibelius, nr 35, 17th floor, in the City and State of São Paulo;

II - FÁBIO IGEL, Brazilian, married, businessman, holder of identity card nr 16.473.97-X/SSP-SP and CPF/MF nr 187.996.078-83, resident and domiciled at Rua Tucumã, nr 401, apt 71, in the City and State of São Paulo;

III - MÁRCIA IGEL JOPPERT, Brazilian, widow, businesswoman, holder of identity card nr 2.987.353/SSP-SP and CPF/MF nr 694.695.398-34, resident and domiciled at Rua Cristovão Pereira, nr  421, in the City and State of São Paulo;

IV - ROGÉRIO IGEL, Brazilian, divorced, businessman, holder of identity card nr 2.992.103/SSP-SP and CPF/MF nr  061.076.308-30, resident and domiciled at Rua Augusto Eduardo Berti, nr 93, in the City of Itatiba, in the State of São Paulo;

V - JOYCE IGEL DE CASTRO ANDRADE, Brazilian, married, businesswoman, holder of identity card nr 3.005.592/SSP-SP and CPF/MF nr 074.266.918-10, resident and domiciled at Rua General Mena Barreto, nr 743, 2nd floor, in the City and State of São Paulo;

VI - LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card nr 3.045.977/SSP-SP and CPF/MF nr 061.094.708-72, resident and domiciled at Rua General Mena Barreto, nr 743, 2nd floor, in the City and State of São Paulo;

VII - PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, resident and domiciled at Rua Padre João Manoel, nr 493, apt 22, in the City and State of São Paulo;

VIII -  JOSÉ CARLOS GUIMARÃES DE ALMEIDA, Brazilian, married, engineer, holder of identity card nr  300.310/SSP-SP and CPF/MF nr 007.207.478-72, resident and domiciled at Rua Domingos Leme, nr 440, apt 91, in the City and State of São Paulo;

IX - PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card nr 3.091.522/SSP-SP and CPF/MF nr 385.585.058-53, resident  and domiciled at Rua Dr. João Pinheiro, nr 92, in the City and State of São Paulo;

X - CHRISTY PARTICIPAÇÕES LTDA, based at Rua Visconde de Pirajá, nr 351, rooms 916 and 917, in the City and State of Rio de Janeiro, registered under CNPJ nr 33.363.896/0001-22, herein represented pursuant the company’s bylaws by HÉLIO MARCOS COUTINHO BELTRÃO, Brazilian, married, engineer, holder of identity card nr  879.392/SSP-DF and CPF/MF nr 008.786.367-73, resident and domiciled at Rua Salvador Cardoso, nr 176, apt 41, in the City and State of Paulo;

XI - BRUNO IGEL, Brazilian, single,  businessman, holder of identity card nr 23.818.165-0 and CPF/MF nr 315.540.988-66, resident  and domiciled at Rua Lourenço de Almeida, nr 772, 14th floor, in the City and State of São Paulo;

XII - ANA ELISA ALVES CORRÊA IGEL, Brazilian, single, teacher, holder of identity card nr 24.536.992-2   and CPF/MF nr 164.255.308-55, resident  and domiciled at Rua Dr. Francisco Degni, nr 51, apt 161, in the City and State of São Paulo;

XIII - ANA PAULA DE QUEIROZ CUNHA, Brazilian, single, biologist and psychologist, holder of identity card nr 15.619.830-7 and CPF/MF nr 170.007.838-00, resident  and domiciled at Rua Diogo Jacome, nr 518, apt 112, Block 3, in the City and State of São Paulo;

XIV - PEDRO AUGUSTO DE QUEIROZ CUNHA, Brazilian, divorced, engineer, holder of identity card nr 15.619.514-8 and CPF/MF nr 170.007.848-81, resident  and domiciled at Rua Rainha Guilhermina, nr 20, apt 503, in the City and State of Rio de Janeiro;

XV - GUILHERME DE QUEIROZ CUNHA, Brazilian, married, businessman, holder of identity card nr 15.619.515 and CPF/MF nr 170.007.818-66, resident  and domiciled at Av Jurema, nr 200, apt 112C, in the City and State of São Paulo;

XVI - EDUARDO QUEIROZ CUNHA, Brazilian, single, businessman, holder of identity card nr 15.619.516-1 and CPF/MF nr 262.824.228-17, resident  and domiciled at Alameda Franca, nr 1570, apt 62, in the City and State  of São Paulo;

XVII - ROBERTO DE CASTRO ANDRADE, Brazilian, married, mechanic  engineer, holder of identity card nr 24.252.548-9 and CPF/MF nr 268.013.048-01, resident  and domiciled at Rua Suzano, nr 99, apt 802, in the City and State of São Paulo;

XVIII - BETINA DE CASTRO ANDRADE GASPARIAN, Brazilian, married, businesswoman, holder of identity card nr 24.252.547-7 and CPF/MF nr 334.990.438-66, resident  and domiciled at Rua Feliciano Maia, nr 101, in the City and State of São Paulo;

XIX - ROBERTA JOPPERT, Brazilian, single, hotel administrator, holder of identity card nr 32.159.513-0 and CPF/MF nr 220.450.938-83, resident  and domiciled at Rua Cônego Roque Viggiano, nr 76, in the City and State of São Paulo;

XX - SANDRA JOPPERT BEVILAQUA, Brazilian, married, businesswoman, holder of identity card nr 29.870.509-6 and CPF/MF nr 296.904.658-05, resident  and domiciled at Rua Monte Aprazível, nr 149, apt 62, in the City and State of São Paulo;

and as “Intervening Parties”:

(I)           ULTRA S/A - PARTICIPAÇÕES, based at Avenida Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, registered under CNPJ nr 54.041.439/0001-91, herein represented pursuant to the company’s bylaws by PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, resident and domiciled at Rua Padre João Manoel, nr 493, apt 22, in the City  and State of São Paulo and by LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card nr 3.045.977/SSP-SP and CPF/MF nr 061.094.708-72, resident and domiciled at Rua General Mena Barreto, nr 743, 2nd floor, in the City and State of São Paulo, hereinafter referred to as “ the Company”;

(II)           ULTRAPAR PARTICIPAÇÕES S.A., based at Avenida Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, registered under CNPJ number 33.256.439/0001-39, herein represented pursuant to the company’s bylaws by PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card nr 3.091.522/SSP-SP and CPF/MF nr 385.585.058-53, resident and domiciled at Rua Dr. João Pinheiro, nr 92, in the City and State of São Paulo and by ANDRÉ COVRE, Brazilian, married, businessman, holder of identity card nr 17.841.059/SSP-SP and CPF/MF nr 130.335.108-09, resident at Rua Feliciano Maia, nr 50, in the City and State of São Paulo, hereinafter referred to as “Ultrapar”;

CONSIDERING that the Agreeing Parties jointly hold 100% of the voting capital and 100% of the total capital of the Company, represented by ordinary and preferred shares, except for the preferred shares held by the member of the Board of the Company, Mr. Gilberto Tamm Barcellos Corrêa;

CONSIDERING that the shareholding above confers to the Agreeing Parties, jointly, the controlling power of the Company and, indirectly, the controlling power of Ultrapar;

CONSIDERING the convenience of maintaining a defined and stable controlling shareholding block in the Company and in Ultrapar;

CONSIDERING that it is in the common interest of the Agreeing Parties to regulate the exercise, the maintenance and organization of this shareholding control power;

CONSIDERING the need to provide legal effectiveness to common determination of the Agreeing Parties to set   common and uniform procedure to matters of their interests as shareholders with direct control over the Company, and indirect control over Ultrapar;

CONSIDERING that, on the other hand, it is in the common interest of the Agreeing Parties to regulate the purchase and sale of their respective shareholdings in the capital of the Company, envisaging to implement the right of first refusal regime, to establish the liquidity in their shares and, at the same time, to maintain the majority block of controlling shares, including in the event of transferring shares to a third party;

CONSIDERING that it is recognised and agreed by the Agreeing Parties that the management of Ultrapar and its subsidiaries must remain strictly professional, while maintaining a relationship of trust between the shareholders and the executives;

CONSIDERING that, according to the best corporate governance practices, the members of the Board of Directors of Ultrapar, elected by the Company, will have the duty, acting independently, to guide the business of the Company and represent all the Agreeing Parties without individual distinction;

CONSIDERING that the Agreeing Parties will direct the election of the Board members who will jointly represent them at Ultrapar according to requirements of competence and experience;

CONSIDERING the concern of the Agreeing Parties to stimulate initiatives consistent with the social responsibility stance of Ultrapar and its subsidiaries, in their relationships with internal and external communities;

CONSIDERING the above the Agreeing Parties intend to preserve the values of Ernesto and Pery Igel and the history of Ultrapar and its subsidiaries, ensuring the continuity and success of their companies, overseeing the fulfilment of its social and corporate objectives, and observing the principles of ethics, democracy and transparency;

CONSIDERING that the Agreeing Parties understand that the current Agreement will be eventually improved, adapted and updated as new circumstances require it so, this Agreement has an initial term of 2 (two) years;

Hereby resolve, in the best form of Law, to consummate this Shareholders’ Agreement, which will be regulated by the applicable legislation and by the clauses and conditions hereafter stipulated:

I - RELATED SHARES

1.1
This Agreement relates to all the common and preferred shares, subscription rights and securities convertible into shares, issued by the Company, owned by the Agreeing Parties, and also to those shares, subscription rights and securities convertible into shares, issued by the Company, which may be acquired by the Agreeing Parties in the future, subsequently defined as shares and rights.

II - EXERCISING THE VOTE OF THE AGREEING PARTIES, THE COMPANY AND THE MEMBERS OF THE BOARD OF DIRECTORS OF ULTRAPAR ELECTED BY THE COMPANY

2.1
The Agreeing Parties will vote using their ordinary shareholdings, always together and in same direction, at all of the Company's general shareholder meetings, in accordance with the decisions reached at the respective previous meeting, in accordance with the quorum established in Chapter IV.

2.2
The Company, through its representative, will vote at the general shareholder meetings of Ultrapar, always and obligatorily according to the decisions reached at the respective previous meeting of the shareholders of the Company, in accordance with the quorum established in Chapter IV.

2.3
The board members elected by the Agreeing Parties will vote at the board meetings of the Company and Ultrapar, on matters referred to in Clause 4.2, always and obligatorily according to the decisions reached at the respective previous meeting of the shareholders of the Company.

III - CONVENING AND HOLDING OF PREVIOUS MEETINGS TO THE GENERAL SHAREHOLDER MEETINGS AND TO THE MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY AND OF ULTRAPAR

3.1
The previous meetings of shareholders of the Company will be held at the headquarters of the Company or in any other location determined in beforehand, prior to each general shareholder meeting of the Company and Ultrapar, and also prior to the meetings of the board of directors of Ultrapar.

3.2
The Agreeing Parties, at previous meetings of general shareholders meetings of the Company and Ultrapar will establish their collective voting decision on all matters relating to the respective meeting.

3.3	At previous meetings of the meetings of the board of directors of Ultrapar, the Agreeing Parties will make themselves acquainted with all the matters to be debated therein.

3.4
The previous meeting shall be convened in a timely manner by any of the Agreeing Parties, or by a member of the board of directors of Ultrapar designated by the Company, by means of e-mail, fax, or any other means of written communication sent to the other parties, with a minimum prior notice of 5 (five) days. The convening notice must contain, in a clear and succinct manner, all the matters to be discussed.

3.5
The previous meeting must be held with the presence of the Agreeing Parties who represent, at least, an absolute majority of the common shares issued by the Company. Agreeing Parties who participate in the meeting via any means of communication at a distance will also be considered to be present.

3.6	Each common share issued by the Company and owned by the Agreeing Parties will correspond to one vote in the decisions taken at the previous meetings.

3.7
Approval of the management’s accounts, presented in the financial statements of the Company and Ultrapar, may not be carried out at previous meetings, as this is a decision pertaining to the respective ordinary general shareholders’ meetings. However, the financial statements of Ultrapar should be debated at the previous meetings before being voted on at the respective shareholders’ meeting.

3.8
In the event of a general shareholders’ meeting of the Company or of Ultrapar being held, without a respective previous meeting, the Agreeing Parties, the representative of the Company and the board members of Ultrapar elected by the Agreeing Parties, should be present at the respective meeting to vote exclusively for the suspension of work in progress at the meeting, during the time necessary to hold an previous meeting.

IV - QUORUM REQUIRED FOR DECISION-MAKING AT PREVIOUS MEETINGS

4.1
With the exception of the matters outlined in Clause 4.2 below, the decisions at the previous meetings will be made by Agreeing Parties who represent, at the minimum, an absolute majority of the common shares issued by the Company.

4.2
The matters related below may only be debated at the respective previous meeting with the approval of the Agreeing Parties who represent at least 66% (sixty six percent) of the common shares issued by the Company:

a)	changes to the bylaws of the Company and Ultrapar;

b)
the carrying out, by the Company or by Ultrapar or by their subsidiaries, of business of any nature with their direct or indirect shareholders, which exceeds the amount of 0.01% (one hundredth of one percent) of its shareholders’ equity;

c)
the creation, by the Company or by Ultrapar, of new classes of shares, or increase of shares of existing classes, or other rights, securities convertible or not convertible into shares, other than that already envisaged or authorised in the respective bylaws;

d)	change to the rights pertaining to classes of existing shares issued by the Company and Ultrapar;

e)	any merger, incorporation, or spin-off involving the Company and Ultrapar;

f)	the divestment of shares and rights issued by Ultrapar, and shares or securities of the Company, except in those cases covered by this Agreement;

g)
the acquisition of assets by Ultrapar and its subsidiaries in value exceeding 2 (two) times the consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) of Ultrapar in the preceding year or 80% (eighty percent) of the shareholders´ equity of Ultrapar in the preceding quarter, considering the higher between the two;

h)
the divestment of assets of Ultrapar and its subsidiaries in amounts in excess of the consolidated EBITDA (Earnings Before Interest, Tax, Appreciation and Amortisation) of Ultrapar in the preceding year or 50% (fifty percent) of the shareholders´ equity of Ultrapar in the preceding quarter, whatever is the higher between the two;

i)
transactions which raise the consolidated net debt (financial debt minus cash held and liquid investments) of Ultrapar to an amount greater than 2.5 (two and a half ) times the consolidated EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) of Ultrapar in the preceding year ;

j)	the assumption of a new line of business for the Company or for Ultrapar or its subsidiaries, different in any significant extent from their current businesses.

V - ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

5.1
Each Original Signatory Agreeing Party (as defined in item 5.1.1 below) to this Agreement will have the right to be elected as a member of the board of directors of the Company, a right that is not transferable to the heirs or successors of any shares or securities. Christy Participações Ltda., as well as companies with Brazilian shareholdings that may be founded by the current Agreeing Parties, will each have the right to elect a representative to the board of directors of the Company. In both cases, the right now established will remain in force provided that the Original Signatory Agreeing Party, or the company in which he or she participates, retains at least 2% (two per cent) of the voting capital of the Company.

5.1.1
For the purposes of item 5.1 above, Original Signatory Agreeing Party to this Agreement are Mr. Paulo Guilherme Aguiar Cunha, Ana Maria Levy Villela Igel, Lucio de Castro Andrade Filho, Márcia Igel Joppert, Joyce Igel de Castro Andrade, Rogério Igel, José Carlos Guimarães de Almeida, Pedro Wongtschowski, Fábio Igel, Christy Participações Ltda.

VI - ELECTION OF THE MEMBERS REPRESENTING THE COMPANY ON THE BOARD OF DIRECTORS OF ULTRAPAR

6.1
Proposal of members of the board of Ultrapar, to be elected by the Company, will be deliberated at a previous meeting convened and held in the manner set out in Chapter III above, requiring the favorable vote of Agreeing Parties who represent at least 66% (sixty six percent) of the common shares issued by the Company.

6.2
If the necessary quorum outlined above is not achieved, each Agreeing Party with common shares issued by the Company, either separately or together, may present a list with the proposed members, being obligatorily elected the members of the list presented that have the support of an absolute majority vote by the Agreeing Parties at the respective previous meeting.

VII - MEETINGS FOR PROVIDING INFORMATION REGARDING MATTERS OF COMPETENCE OF THE BOARD OF DIRECTORS OF ULTRAPAR

7.1
The Chairman of the Board of Directors of Ultrapar must convene the Agreeing Parties for a meeting previous or after any meeting of the board of directors of Ultrapar, for the purpose of providing all the information requested and making available all the documents required, when the following matters are on the board meeting agenda:

a)	strategic planning and general directives;

b)	organizational structure;

c)	election of members of the Executive Board;

d)	evaluation of the performance of the Chief Executive Officer and fixing of his or her salary;

e)	approval levels;

f)	human resources policy;

g)	dividend policy;

h)	hiring of auditors;

i)	other significant decisions, at the criteria of the board of directors.

VIII - RIGHT OF FIRST REFUSAL

8.1
In the event that any Agreeing Party assigns, with or without consideration, directly or indirectly, all or part of their common and preferred shares issued by the Company and rights in connection with the Agreement, to which he or she is a holder, the same Agreeing Party will be obliged to firstly offer his or her shares and rights, individually, to all the other Agreeing Parties, in writing, by registered mail or by hand delivery requiring the signature of the recipient, stating the quantity, payment currency and price of the shares and rights offered.

8.2
The Agreeing Parties, informed of such intention to sell, will have up to 30 (thirty) consecutive days from the date on which the correspondence was received, to reply in writing to the offering party, in respect of the offer.

8.3
Each Agreeing Party to whom the offer is being made shall exercise the right of first refusal of the shares and rights in connection with the Agreement, allotted in proportion to the percentage of the total capital of the Company that they hold at the date of the offer. In this way, the right of first refusal shall be exercised both in respect to the common shares and the preferred shares offered, independently of the type or proportion of the common or preferred shares owned by the party receiving the offer.

8.4
In the event of there being a surplus of shares, due to the non-exercising of the right of first refusal over shares and rights in connection with the Agreement, these shares will be offered to the Agreeing Parties who have exercised their rights, according to the respective proportion of their shareholdings at the date of the offer, and who will have up to 15 (fifteen) consecutive days to respond, so as to turn effective the purchase of all the shares and rights offered.

8.5
The Agreeing Parties are not obliged to preferentially sell off any of their shares or rights in connection with the Agreement if there is no interest on the part of the other Agreeing Parties in purchasing the entire shareholding offered.

8.6
If there should be no interest on the part of the other Agreeing Parties in purchasing the shares and rights offered, the offering party may sell his or her holding to a third party, or parties, within up to 180 (one hundred and eighty) days from the expiry of the time limit referred to above, provided that it is offered in its entirety, adhering rigorously to the same price, payment currency and all other conditions preferentially offered to the Agreeing Parties. After the period of 180 (one hundred and eighty) days stipulated above has expired, the right of first refusal of the Agreeing Parties will again enter into force, as outlined in Chapter VIII.

8.7
Excluded from the restrictions in this present Chapter VIII are transfers of common or preferred shares or rights subject to the Agreement held by the Agreeing Parties to their parents in direct line of ascent, descendents and spouses, and also to companies with a Brazilian shareholding, already existing or that may be founded by any Agreeing Party and his or her parents in direct line of ascent and descendents, provided that it has the specific statutory purpose of holding a stake in the capital of the Company, with the obligation, through their legal representatives, without any restriction or reservation, to sign the present legal instrument, the shares issued by the Company thereby remaining part of their estate and fully subject to this Agreement.

IX - ENCUMBRANCE OF SHARES

9.1.
Except for any beneficial use and trusteeship arrangement constituted prior to the signing of the present Agreement in favor of parents in direct line of ascent, descendents, or spouses, it is prohibited for any Agreeing Party, without the prior and express unanimous approval of the other parties to the Agreement, to constitute a pledge, fiduciary disposition, or any other tangible right of benefit, or offer a guarantee, on the shares or rights subject to the Agreement, or to offer them as surety.

X - RIGHT OF JOINT SALE

10.1
Any Agreeing Party having knowledge of any proposal by any other Agreeing Party or third party to buy a block of shares equal to or greater than 10% (ten percent) of the total amount of shares and rights subject to the Agreement must inform all the other Agreeing Parties, by registered mail or by  hand delivery requiring the signature of the recipient, thus enabling them to participate jointly in this sale, selling their holding in proportion to their shares subject to the Agreement, pro rata to the block of shares being acquired.

10.2
In the event that the block of shares or rights being sold represents the sale of control of the Company and, indirectly, the control of Ultrapar, any Agreeing Party will have the right to sell all or part of his or her shares that are subject to the Agreement, and the acquiring third party shall also be obliged to acquire them, rigorously adhering to the same conditions, the same price and in the same payment currency.

10.3
The Agreeing Parties interested in exercising this right of joint sale of shares subject to the Agreement, provided for in Clause 10.1 and Clause 10.2 above, must advise the selling and purchasing Agreeing Parties, by registered mail or by hand delivered requiring the signature of the recipient, with a copy to be sent to the other Agreeing Parties and to the management of the Company, within 30 (thirty) days of having knowledge of the transaction.

10.4
The sale to another Agreeing Party or third party of shares or rights subject to the Agreement, having a value equal or greater than 10% (ten percent) of the total amount of shares and rights subject to the Agreement, or which represent the sale of control of the Company, shall only be effective through the simultaneous express declaration in writing by the purchaser of a commitment to also purchase, for the same price, in the same currency of payment and under the same conditions, those shares of the other Agreeing Parties who wish to sell, in accordance with the terms of Clauses 10.1 and 10.2 herein.

XI - ADHERENCE TO THE AGREEMENT IN THE EVENT OF VOLUNTARY SALE

11.1
The validity of the sale of the shares and rights in connection with the Agreement to third parties is subject to the purchaser adhering to the terms of this Agreement, without exception or reserve, being automatically applied to the said party, his or her heirs and successors, irrevocably and unretractably.

XII - ADHERENCE TO THE AGREEMENT IN THE EVENT OF NON-VOLUNTARY SALE

12.1
In the event of a judicial transfer of shares issued by the Company, in connection with the Agreement, including as a consequence of an inventory or judicial separation, divorce, long-term conjugal relationship or liaison, bankruptcy, liquidation, lien, public or private auction, the judicial acquirer is obliged to adhere, without reservation or exception, to all the terms of the current Agreement.

XIII - SALE OF HOLDING COMPANY OWNED BY AN AGREEING PARTY  – SPIN OFF

13.1
If any of the Agreeing Parties wishes to sell the control of his or her holding company, the sale of which involves the indirect transfer of shares and rights in connection with the Agreement, such Agreeing Party will be obliged to spin off the holding company, with the aim of transferring that part of the company's assets corresponding to these shares and rights to another Brazilian holding company to be hold exclusively by the Agreeing Party, his or her parents in direct line of ascent and descendants, and with the specific statutory purpose of holding a stake in the capital of the Company.

13.2
The shares or quotas of the special-purpose holding company resulting from the spin-off will be subject to the same restrictions of sale, transfer, and encumbrance as the shares and rights subject to the Agreement, established above.

XIV - LIQUIDITY MECHANISM – EXCHANGE OF SHARES

14.1
The Agreeing Party may request the executive board of the Company to entirely or partially exchange his or her shareholding in the Company, either through common or preferred shares, for preferred shares of Ultrapar.

14.2
The Agreeing Party will receive, in exchange, the amount of preferred shares issued by Ultrapar needed to secure directly the same stake in the capital of this latter company, in terms of common and preferred shares that he or she indirectly held in the capital of Ultrapar through the Company, in the same proportion as the shares subject to exchange. Thus, as an example, if the exchanging party's holding of common and preferred shares in the capital of the Company were to be equivalent of an indirect stake in Ultrapar of 10% (ten percent), and the whole of his or her shareholding were to be exchanged, the exchanging party would receive preferred shares, issued by Ultrapar which would secure a direct stake of 10% (ten percent) in the capital of the latter company.

14.3
To request such exchange, the Agreeing Party must send the executive board of the Company a request for the exchange of his or her shares, either by registered mail or by the hand delivery requiring the signature of the recipient, stating the number and class of shares to be exchanged.

14.4.
The executive board has up to 5 (five) days from receiving the share exchange request defined in Clause 14.3 above to send correspondence informing the requesting party and all the Agreeing Parties, if the proposed exchange could result in: (i) a loss by the Company of majority control (51%) of the voting capital of Ultrapar; or (ii) violation of the percentage limit of preferred shares allowed as a percentage of all the shares issued by the Company or by Ultrapar (2/3), according to the terms of the prevailing legislation. In both hypothetical cases, the exchange of shares would obligatorily be refused by the executive board.

14.5
If implementing the exchange is feasible, the Company, upon due deliberation by its board of directors, must establish the most convenient method for acquiring the preferred shares of Ultrapar, opting between: (a) converting the Company's common shares issued by Ultrapar into preferred shares issued by Ultrapar; or (b) granting stock dividends of preferred shares to Ultrapar shareholders resulting from a capital increase based on reserves or profits to Ultrapar shareholders.

14.6
The Agreeing Parties are obliged to take action to make Ultrapar adopt the statutory and administrative measures necessary to fulfill the terms contained in the clauses above, as soon as possible, observing the legal minimum time limits and the terms of the respective bylaws.

14.7	Having acquired the preferred shares issued by Ultrapar, the Company will exchange all the shares issued by it that are held by the Agreeing Party carrying out the exchange.

14.8
The shares issued by the Company that are the subject of the exchange will be held in treasury, observing the legal limits, or cancelled or sold off, at the criteria of the board of directors of the Company.

XV - VALIDITY AND SUCCESSION

15.1
The current Shareholders’ Agreement is effective from the date of signing and will be in force for 2 (two) years, this Shareholders’ Agreement may be renewed, by unanimous agreement, within the Company itself, or in the event of the deliberate winding up of the same, in its most recent version,  also by the unanimous agreement of the Agreeing Parties, within  Ultrapar.

15.2
The current Shareholders’ Agreement can be terminated at any time upon deliberation by Agreeing Parties representing at least 80% (eighty percent) of the common shares issued by the Company related to this Agreement.

15.3	The current Agreement applies, in all its terms and conditions, to the heirs and successors of the Agreeing Parties.

XVI - SPECIFIC EXECUTION

16.1
Any non-fulfillment by the Agreeing Parties, their heirs and successors, of any of the obligations stipulated in this Agreement, will result in the specific execution of the obligation to do and to declare their willingness to do through the procedure of self-regulation set out in paragraphs 8 and 9 of article 118 of Law 6,404, 1976, as well as the judicial execution set out in paragraph 3 of the same article 118 of Law 6,404, 1976, and in articles 461, 461-A, 466-A to 466-C, 632 and subsequent articles of the Code of Civil Procedure.

16.2
For the implementation of article 118 of Law 6,404, 1976, a copy of the current Agreement will, on the initiative of any of the Agreeing Parties, be filed at the head offices of the Company and Ultrapar, which must rigorously observe all its terms.

16.3
The obligations resulting from this Agreement will be annotated in the books of the Company and Ultrapar by the financial institution charged with the task, these annotations constituting an impediment to the carrying out of any corporate acts or business in violation of that agreed upon in this instrument, the Company and Ultrapar thus being legitimately authorized, in such an event, to refuse to register such acts or business, and as a consequence, to refuse the transfer of ownership or title of any rights over the shares and rights encompassed in this covenant, as well as, in particular, the exercising of the voting right thereby derived from them.

XVII - GENERAL PROVISIONS

17.1	The current Agreement replaces and supplants any other previous agreement signed by the Agreeing Parties in the Company. However, the terms of the shareholders’ agreement signed at

Ultrapar by the Agreeing Parties, on 22 March 2000, which covers direct and indirect controlling shareholders, remain wholly and fully in force.

17.2	The Agreeing Parties, from this date, may not sign any other shareholders’ agreement, either between themselves or with any future shareholders of the Company or Ultrapar.

17.3	Any invalidation, inefficacy or nullity of any of the clauses in the current Agreement will not imply, ipso facto, invalidation, inefficacy or nullity of the others.

17.4
The tolerance of any of the Agreeing Parties in regard of possible delays, on the part of the others, in fulfilling the obligations herein assumed will not imply any new adjustment to the terms contained in this legal instrument, or renouncement of the rights empowered by them and thus attributed.

17.5
The current Agreement may only be altered through a written instrument, signed by all the Agreeing Parties, such change thus becoming an integral part of the current Agreement, in the form of an annex.

17.6
The Agreeing Parties hereby commit themselves to ensuring that the resulting necessary changes are made to the bylaws of the Company and Ultrapar, as a result of the consummation of this Agreement and its execution, throughout the period that it remains in force.

17.7
In the case of omissions, doubts, questions or conflicts between Agreeing Parties, these must be submitted to a single arbitrator, unanimously designated by the Agreeing Parties, who will commit themselves to respecting, without restriction or reservation, the decision handed down by the arbitrator.

If the necessary unanimous agreement is not reached on the appointment of a single arbitrator, the issues arising will be determined by arbitration procedure carried out according to the rules of the Brazil-Canada Chamber of Commerce, in São Paulo, in Portuguese, and under the application of the Brazilian Law and, being duly in agreement, the Agreeing Parties hereby sign the 23 (twenty three) counterparts of this agreement, in identical content and form, in the presence of two undersigned witnesses.

São Paulo, December 3rd, 2009

(Page of signatures of the Shareholders Agreement of Ultra S.A.  Participações, held on December 3rd, 2009)

Agreeing Parties:

ANA MARIA LEVY VILLELA IGEL	FÁBIO IGEL

MÁRCIA IGEL JOPPERT	ROGÉRIO IGEL

JOYCE IGEL DE CASTRO ANDRADE	LUCIO DE CASTRO ANDRADE FILHO

PAULO GUILHERME AGUIAR CUNHA	JOSÉ CARLOS GUIMARÃES DE ALMEIDA

PEDRO WONGTSCHOWSKI	CHRISTY PARTICIPAÇÕES LTDA Represented by:

BRUNO IGEL	ANA ELISA ALVES CORRÊA IGEL

ANA PAULA DE QUEIROZ CUNHA	PEDRO AUGUSTO DE QUEIROZ CUNHA

GUILHERME DE QUEIROZ CUNHA	EDUARDO QUEIROZ CUNHA

ROBERTO DE CASTRO ANDRADE	BETINA DE CASTRO ANDRADE GASPARIAN

ROBERTA JOPPERT	SANDRA JOPPERT BEVILAQUA

Intervening parties:

ULTRA S.A – PARTICIPAÇÕES Represented by:	ULTRAPAR PARTICIPAÇÕES S.A. Represented by:

Witnesses:

1.	2.
Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice, Shareholders’ Agreement)